UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Fifth Street Asset Management Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

31679P109
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages
Page  of 11 pages
Exhibit Index:  Page 11

Page 1 of 11 pages

CUSIP No. 31679P109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philadelphia Financial Management of San Francisco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 564,184
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 564,184
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,184
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON (see instructions) IA

Page 2 of 11 pages

CUSIP No. 31679P109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boathouse Row I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 196,920
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 196,920
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON (see instructions) PN

Page 3 of 11 pages

CUSIP No. 31679P109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boathouse Row II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,859
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 61,859
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,859
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (see instructions) PN

Page 4 of 11 pages

CUSIP No. 31679P109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boathouse Row Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 305,405
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 305,405
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,405
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (see instructions) CO

Page 5 of 11 pages

CUSIP No. 31679P109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jordan Hymowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 564,184
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 564,184
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,184
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 6 of 11 pages

Item 1(a).	Name of Issuer:
Fifth Street Asset Management Inc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
777 West Putnam Avenue Third Floor Greenwich, CT 06830

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
Philadelphia Financial Management of San Francisco, LLC
Boathouse Row I, L.P.
Boathouse Row II, L.P.
Boathouse Row Offshore Ltd.
Jordan Hymowitz

This Schedule 13G relates to the shares of common stock of the Issuer (the “Shares”) held for the accounts of Boathouse Row I, L.P. (“BRI”), Boathouse Row II, L.P. (“BRII”), and Boathouse Row Offshore Ltd. (“BRO”).  Philadelphia Financial Management of San Francisco, LLC (“PFM”) is the investment advisor of BRO and the general partner of BRI and BRII and therefore retains voting control and dispositive power of the shares owned by each.  Jordan Hymowitz is the Managing Member of Philadelphia Financial Management of San Francisco LLC and its majority owner.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is: c/o Philadelphia Financial Management of San Francisco, LLC
450 Sansome Street, Suite 1500 San Francisco, CA 94111

Item 2(c).	Citizenship:

Philadelphia Financial Management of San Francisco, LLC – California, United States
Boathouse Row I, L.P. – Delaware, United States
Boathouse Row II, L.P. – Delaware, United States
Boathouse Row Offshore Ltd. – Cayman Islands
Jordan Hymowitz-California, United States

Item 2(d).	Title of Class of Securities:
Class A Common Stock (the “Shares”)

Item 2(e).	CUSIP Number: 31679P109

Page 7 of 11 pages

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)
Amount Beneficially Owned:

As of December 31, 2014, each of the Reporting Persons may be deemed the beneficial owner of 564,184 Shares representing 9.4% of the Shares outstanding as of December 10, 2014.  196,920 Shares are held for the account of BRI representing 3.3% of the Shares outstanding as of December 10, 2014.  61,859 Shares are held for the account of BRII representing 1.0% of the Shares outstanding as of December 10, 2014.  305,405 Shares are held for the account of BRO representing 5.1% of the Shares outstanding as of December 10, 2014.

(b)	Percent of Class: 9.4% (based on 6,000,033 shares outstanding as of December 10, 2014, as reported by the Issuer in its quarterly report on Form 10-Q filed January 13, 2015)
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote: 0
	(ii)	shared power to vote or to direct the vote: 564,184
	(iii)	sole power to dispose or to direct the disposition of: 0
	(iv)	shared power to dispose or to direct the disposition of: 564,184

Page 8 of 11 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 9 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2015

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

BOATHOUSE ROW I, L.P.

By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

BOATHOUSE ROW II, L.P.

By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

BOATHOUSE ROW OFFSHORE FUND LTD.

By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

JORDAN HYMOWITZ

By:	/s/Jordan Hymowitz

Page 10 of 11 pages

EXHIBIT INDEX

EX.	Page No.
A Joint Filing Agreement	11

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Fifth Street Asset Management Inc. dated as of February 17, 2015 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 17, 2015

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

BOATHOUSE ROW I, L.P.

By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

BOATHOUSE ROW II, L.P.

By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

BOATHOUSE ROW OFFSHORE FUND LTD.

By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

JORDAN HYMOWITZ

By:	/s/Jordan Hymowitz

Page 11 of 11 pages